United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant’s Name into English)

Parque Vía 190

Colonia Cuauhtémoc

06599 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Teléfonos de México, S.A.B. de C.V. announces filing of its

2010 annual report on Form 20-F

Mexico City, May 11, 2011. Teléfonos de México, S.A.B. de C.V. (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY, LATIBEX: XTMXL) announced today that on May 11, 2011, it filed its annual report on Form 20-F for the fiscal year ended December 31, 2010 with the U.S. Securities and Exchange Commission. The 2010 annual report can be accessed by visiting the SEC’s website at www.sec.gov or TELMEX’s website at www.telmex.com. In addition, investors may receive a hard copy of TELMEX’s complete audited financial statements free of charge by requesting a copy from TELMEX’s Investor Relations Department, telephone number (5255) 5222-5462 and ri@telmex.com, or from JP Morgan, TELMEX’s ADR depositary, telephone number 1-800-990-1135.

TELMEX is a corporation made up of Teléfonos de México, S.A.B. de C.V. and subsidiaries that provides telecommunications services in Mexico. The company’s service coverage comprises the operation of the nation’s most complete local and long distance networks. Additionally, TELMEX offers services like connectivity, Internet access, co-location, web hosting and interconnection services to other telecommunications operators. More information about TELMEX can be accessed on the Internet at www.telmex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

	By:	/s/ Adolfo Cerezo Pérez
Date: May 11, 2011	Name: Adolfo Cerezo Pérez
Title: Chief Financial Officer

3